K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

September 30, 2014

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment No. 196 to the Registration Statement on Form N-1A

Dear Mr. Bartz:

The following are responses to the comments that we received from you by telephone on August 18, 2014 regarding Post-Effective Amendment No. 196 to the Registration Statement on Form N-1A for the American Beacon Crescent Short Duration High Income Fund (“Fund”), a series of the American Beacon Funds (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on July 7, 2014. Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comments

1.	In the Fund’s Fee Table, the second line item is captioned “Distribution and/or services (12b-1) fees.” Please delete the reference to service fees as the Fund pays other service fees that are not disclosed under this item.

The Registrant has revised the line item in the Fund’s Fee Table as requested.

Securities and Exchange Commission

September 30, 2014

2.	In the Fund’s Fee Table, please break out service fees as a subcaption of “Other Expenses” as provided by Instruction 3(b) to Item 3 of Form N-1A.

Form N-1A, Item 3, Instruction 3(b) states “[u]nder an appropriate caption or a subcaption of “Other Expenses,” disclose the amount of any distribution or similar expense deducted from the Fund’s assets other than pursuant to a rule 12b-1 plan.” As disclosed in the prospectus, the Fund will pay fees pursuant to a shareholder services plan for its A Class, C Class, Y Class and Investor Class shares for certain non-distribution shareholder services provided by financial intermediaries. These fees are not “distribution or similar expenses.” Therefore, Instruction 3(b) does not apply. This position is consistent with the practices of other mutual funds including, for example: the MainStay Common Stock Fund, a series of The MainStay Funds; the S&P 500® Pure Growth Fund, a series of Rydex Series Funds; and the Forward Balanced Allocation Fund, a series of Forward Funds.

The Registrant notes that the American Beacon Funds have paid fees pursuant to non-Rule 12b-1 shareholder service plan for many years and have properly included these fees in “Other Expenses.” This is the first time that the Registrant has received a comment from the SEC staff requesting that a Fund include a separate caption or subcaption separately disclosing shareholder service fees. To the best of Registrant’s knowledge there has been no change in applicable Form N-1A requirements. Accordingly, the Registrant respectfully declines the comment.

3.	The last sentence of Footnote 3 to the Fund’s Fee Table states that the “Manager can be reimbursed by the Fund for any contractual fee waivers or expense reimbursements if reimbursement to the Manager (a) occurs within three years after the Manager’s own waiver or reimbursement and (b) does not cause the Total Annual Fund Operating Expenses of a class to exceed the contractual percentage limit.” Please add to the end of this sentence the phrase “in effect at the time of the waiver/reimbursement” at the end of this sentence.

The Registrant has included the applicable disclosure as requested.

4.	Please add to the “Principal Risks” section of the Funds Summary the following sentence, which is currently included in the statutory prospectus under “Additional Information About Risks - Interest Rate Risk” : “For example, if a bond has a duration of four years, a 1% increase in U.S. Treasury interest rates could be expected to result in a 4% decrease in the value of the bond.”

The Registrant has included the applicable disclosure as requested.

Securities and Exchange Commission

September 30, 2014

5.	The “Management” section of the Fund Summary lists four portfolio managers from the subadviser who will manage the Fund. Confirm that all individuals are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

The Registrant confirms that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

6.	The “Purchase and Sale of Fund Shares” section of the Fund Summary includes disclosure regarding the price to purchase shares of the Fund and the days on which the Fund is open for business. Please revise this section to include only the information required by Form N-1A, Item 6 (a) and (b).

As discussed, Registrant has revised the “Purchase and Sale of Fund Shares” section of the Fund Summary to disclose that “[y]ou may purchase or redeem shares of the Fund on any day the New York Stock Exchange (NYSE) is open, at the Fund’s net asset value per share next calculated after your order is received in proper form, subject to any applicable sales charge.”

7.	The “Fund Management - The Sub-Adviser” section of the statutory prospectus indicates that John A. Fekete joined Trust Company of the West in “201.” Please correct this typo.

The Registrant has corrected the applicable disclosure as requested.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan
American Beacon Advisors, Inc.